

Mail Stop 7010

March 17, 2008

via U.S. mail and facsimile

Donald J. Vrana
Senior Vice President and Chief Financial Officer
The PBSJ Corporation
5300 West Cypress Street, Suite 200
Tampa, Florida 33607

   RE: The PBSJ Corporation
      Form 10-K for the Fiscal Year Ended September 30, 2007
      Filed December 18, 2007
      Form 10-Q for the Fiscal Quarter Ended December 31, 2007
      File No. 0-30911

Dear Mr. Vrana:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355.

          Sincerely,

          Terence O'Brien
          Accounting Branch Chief